================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               AMENDMENT NO. 2 TO

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Zenith National Insurance Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   989390109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Eric P. Salsberg
                       Vice President, Corporate Affairs
                       Fairfax Financial Holdings Limited
                      95 Wellington Street West, Suite 800
                       Toronto, Ontario, Canada, M5J 2N7
                            Telephone (416) 367-4941
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               - With a copy to -

                                 Brice T. Voran
                              Shearman & Sterling
                              Commerce Court West
                           199 Bay Street, Suite 4405
                            Toronto, Ontario M5L 1E8
                            Telephone (416) 360-8484

                                 March 21, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 989390109                                            Page 2 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    V. PREM WATSA
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    CANADIAN
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        7,811,445
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    7,811,445
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,811,445
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     41.6% (see Item 5)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 989390109                                            Page 3 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    1109519 ONTARIO LIMITED
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    ONTARIO, CANADA
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        7,811,445
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    7,811,445
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,811,445
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     41.6% (see Item 5)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 989390109                                            Page 4 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    THE SIXTY TWO INVESTMENT COMPANY LIMITED
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        7,811,445
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    7,811,445
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,811,445
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     41.6% (see Item 5)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 989390109                                            Page 5 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    810679 ONTARIO LIMITED
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    ONTARIO, CANADA
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        7,811,445
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    7,811,445
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,811,445
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     41.6% (see Item 5)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 989390109                                            Page 6 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    FAIRFAX FINANCIAL HOLDINGS LIMITED
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    CANADA
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        7,811,445
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    7,811,445
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,811,445
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     41.6% (see Item 5)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 989390109                                            Page 7 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    CRC (BERMUDA) REINSURANCE LIMITED
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    BERMUDA
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        323,574
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    323,574
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     323,574
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     1.7%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 989390109                                            Page 8 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    FFHL GROUP LTD.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    CANADA
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        7,487,871
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    7,487,871
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,487,871
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     39.9% (see Item 5)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 989390109                                            Page 9 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    FAIRFAX INC.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    WYOMING
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        7,487,871
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    7,487,871
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,487,871
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     39.9% (see Item 5)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 989390109                                           Page 10 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    TIG HOLDINGS, INC.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    DELAWARE
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        4,180,649
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    4,180,649
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,180,649
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     22.3% (see Item 5)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 989390109                                           Page 11 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    TIG INSURANCE GROUP
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    CALIFORNIA
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        4,180,649
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    4,180,649
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,180,649
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     22.3% (see Item 5)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 989390109                                           Page 12 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    TIG INSURANCE COMPANY
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    CALIFORNIA
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        2,966,449
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    2,966,449
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,966,449
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     15.8%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 989390109                                           Page 13 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    ODYSSEY RE HOLDINGS CORP.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    DELAWARE
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        1,214,200
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    1,214,200
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,214,200
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     6.5% (see Item 5)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 989390109                                           Page 14 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    ODYSSEY AMERICA REINSURANCE CORPORATION
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    CONNECTICUT
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        1,214,200
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    1,214,200
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,214,200
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     6.5% (see Item 5)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 989390109                                           Page 15 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    ODYSSEY REINSURANCE CORPORATION
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    DELAWARE
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        1,150,000
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    1,150,000
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,150,000
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     6.1%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 989390109                                           Page 16 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    CRUM & FORSTER HOLDING INC.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    DELAWARE
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        3,307,222
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    3,307,222
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,307,222
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     17.6%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 989390109                                           Page 17 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    UNITED STATES FIRE INSURANCE COMPANY
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    NEW YORK
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        3,287,222
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    3,287,222
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,287,222
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     17.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 989390109                                           Page 18 of   Pages
--------------------------------------------------------------------------------
1   Name of Reporting Person

    THE NORTH RIVER INSURANCE COMPANY
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds

    WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    NEW JERSEY
--------------------------------------------------------------------------------
                7   Sole Voting Power


               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially        20,000
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    20,000
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     20,000
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount In Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount In Row (11)

     0.1%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

                  This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 6, 1999 by Fairfax Financial Holdings Limited ("Fairfax"), Hamblin Watsa Investment Counsel Ltd., The Sixty Two Investment Company Limited and V. Prem Watsa relating to the purchase of 6,574,445 shares (the "1999 Purchased Shares") of common stock, par value $1.00 per share (the "Common Stock"), of Zenith National Insurance Corp., a Delaware insurance holding company ("Zenith"), pursuant to a Stock Purchase Agreement dated as of June 25, 1999 between Fairfax and Reliance Insurance Company, which Statement on Schedule 13D was amended by Amendment No. 1 to the Statement on Schedule 13D (such schedule, as amended, being the "Schedule 13D") relating to the Stock Purchase Agreement dated as of November 21, 2001 between Odyssey Reinsurance Corporation, a Delaware corporation, and Zenith, providing for the purchase and sale of 1,000,000 shares (the "2001 Purchased Shares") of Common Stock of Zenith.

                  This Amendment No. 2 relates to the purchase (the "Transaction") on March 21, 2003 by Odyssey America Reinsurance Corporation ("Odyssey America"), a Connecticut corporation, of $30,000,000 aggregate principal amount of 5.75% convertible senior notes due 2023 of Zenith (the "Senior Notes"), which Senior Notes are convertible, subject to certain conditions described below in Item 5, into 1,200,000 shares of Common Stock of Zenith.

                  The following amendments to Items 2, 3, 4, 5, 6 and 7 of the
Schedule 13D are hereby made.

ITEM 2.           IDENTITY AND BACKGROUND

                  Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  "This statement is being jointly filed by the following persons (collectively, the "Reporting Persons"):

                  1. V. Prem Watsa, an individual, is a citizen of Canada. Mr. Watsa's business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

                  2. 1109519 Ontario Limited ("1109519"), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7;

                  3. The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

                  4. 810679 Ontario Limited ("810679"), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

                  5. Fairfax, a corporation incorporated under the laws of Canada, is controlled by Sixty Two, 1109519, and V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

                  6. CRC (Bermuda) Reinsurance Limited ("CRC (Bermuda)"), a corporation incorporated under the laws of Bermuda, is a wholly-owned subsidiary of Fairfax. The principal business of CRC (Bermuda) is reinsurance. The principal business address and principal office address of CRC (Bermuda) is c/o Westbrook Limited, Richmond House, 12 Par-la-Ville Road, P.O. Box HM 1022 Hamilton, HM DX Bermuda.

                  7. FFHL Group Ltd., a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of FFHL Group Ltd. is as a holding company. The principal business address and principal office address of FFHL Group Ltd. is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

                  8. Fairfax Inc., a corporation incorporated under the laws of Wyoming, is a wholly-owned subsidiary of Fairfax. The principal business of Fairfax Inc. is as a holding company. The principal business address and principal office address of Fairfax Inc. is 305 Madison Avenue, Morristown, NJ 07962;

                  9. TIG Holdings, Inc., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of TIG Holdings, Inc. is as a holding company. The principal business address and principal office address of TIG Holdings, Inc. is 5205 North O'Connor Blvd., Irving, Texas 75039;

                  10. TIG Insurance Group, a corporation incorporated under the laws of California, is a majority-owned subsidiary of Fairfax. The principal business of TIG Insurance Group is as a holding company. The principal business address and principal office address of TIG Insurance Group is 5205 North O'Connor Blvd., Irving, Texas 75039;

                  11. TIG Insurance Company ("TIG"), a corporation incorporated under the laws of California, is a majority-owned subsidiary of Fairfax. The principal business of TIG is property/casualty insurance. The principal business address and principal office address of TIG is 5205 North O'Connor Blvd., Irving, Texas 75039;

                  12. Odyssey Re Holdings Corp. ("OdysseyRe"), a corporation incorporated under the laws of Delaware, is a majority-owned subsidiary of Fairfax. The principal business of Odyssey Re Holdings Corp. is as a holding company. The principal business address and principal office address of Odyssey Re Holdings Corp. is 140 Broadway, 39th Floor, New York, New York 10005;

                  13. Odyssey America, a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of Odyssey Re Holdings Corp. The principal business of Odyssey America is reinsurance. The principal business address and principal office address of Odyssey America is 300 First Stamford Place, Stamford, Connecticut 06902;

                  14. Odyssey Reinsurance Corporation, a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Odyssey America. The principal business of Odyssey Reinsurance Corporation is reinsurance. The principal business address and principal office address of Odyssey Reinsurance Corporation is 300 First Stamford Place, Stamford, Connecticut 06902;

                  15. Crum & Forster Holding Inc., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of Crum & Forster Holding Inc. is as a holding company. The principal business address and principal office address of Crum & Forster Holdings, Inc. is 305 Madison Avenue, P.O. Box 1943, Morristown, New Jersey 07962;

                  16. United States Fire Insurance Company, a corporation incorporated under the laws of New York, is a wholly-owned subsidiary of Fairfax. The principal business of United States Fire Insurance Company is insurance. The principal business address and principal office address of United States Fire Insurance Company is 305 Madison Avenue, P.O. Box 1943, Morristown, New Jersey 07962; and

                  17. The North River Insurance Company, a corporation incorporated under the laws of New Jersey, is a wholly-owned subsidiary of Fairfax. The principal business of The North River Insurance Company is insurance. The principal business address and principal office address of The North River Insurance Company is 305 Madison Avenue, P.O. Box 1943, Morristown, New Jersey 07962.

                  Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, CRC (Bermuda), FFHL Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group,

TIG, OdysseyRe, Odyssey America, Odyssey Reinsurance Corporation, Crum & Forster Holding Inc., United States Fire Insurance Company or The North River Insurance Company that such person is the beneficial owner of the shares of Common Stock of Zenith referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons (other than V. Prem Watsa, an individual) are set forth in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O or P, as the case may be, and such Annexes are incorporated herein by reference.

                  Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the shares of Common Stock of Zenith.

                  During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  "The source of the funds for the purchase of the 1999 Purchased Shares was working capital, including available cash on hand. The purchase price for the 1999 Purchased Shares was approximately $186,232,155.

                  The source of the funds for the purchase of the 2001 Purchased Shares was working capital, including available cash on hand. The purchase price for the 2001 Purchased Shares was approximately $25,000,000.

                  The source of the funds for the purchase of the Senior Notes was working capital, including available cash on hand. The purchase price for the Senior Notes was approximately $30,000,000."

ITEM 4.           PURPOSE OF TRANSACTION

                  Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  "The shares of Common Stock of Zenith referred to herein and the Senior Notes have been acquired by the Reporting Persons for investment purposes and not for the purposes of, or in connection with, or as a participant in, any transaction having the purpose of changing or influencing the control of Zenith. In addition, Fairfax and Zenith have entered into a standstill agreement dated as of June 30, 1999 (the "Original Standstill Agreement") as amended by Amendment No. 1 to the Standstill Agreement dated March 21, 2003 (the "Standstill Amendment", and together with the Original Standstill Agreement, the "Standstill Agreement") which prohibits Fairfax, subject to the terms and conditions set forth in the Standstill Agreement, from acquiring any additional securities or assets of Zenith. The Transaction was consummated in accordance with terms and conditions of the Standstill Agreement.

                  The Reporting Persons have the following plans and proposals:

                  (a) The Reporting Persons currently do not intend to acquire or dispose of securities of Zenith, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in Zenith, including the price and availability of the securities of Zenith, subsequent developments affecting Zenith's business, other investment and business opportunities available to the Reporting Persons and general stock market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional securities of Zenith or may decide in the future to sell all or part of their investment in Zenith;

                  (b) The Reporting Persons have no plans or proposals to cause Zenith to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of Zenith or any of its subsidiaries;

                  (c) The Reporting Persons have no plans or proposals to cause Zenith or any of its subsidiaries to sell or transfer a material amount of assets;

                  (d) The Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of Zenith, whether through a change in the number or term of directors or otherwise;

                  (e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of Zenith;

                  (f) The Reporting Persons have no plans or proposals to cause Zenith to make any other material change in its business or corporate structure;

                  (g) The Reporting Persons have no plans or proposals to cause Zenith to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of Zenith by any person;

                  (h) The Reporting Persons have no plans or proposals to cause the shares of Common Stock of Zenith to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;

                  (i) The Reporting Persons have no plans or proposals to cause the shares of Common Stock of Zenith to become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and

                  (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.

                  The descriptions in this Item 4 of the Standstill Agreement are qualified in their entirety by reference to the Standstill Agreement, a copy of which has been filed as an Exhibit to this Schedule 13D."

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  "(a) Based on the most recent information available, the aggregate number and percentage of the shares of Common Stock of Zenith (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons are set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

                  The Senior Notes are convertible at any time prior to March 30, 2023 following the occurrence of any of the following events: (i) during any fiscal quarter (beginning with the third quarter of 2003) if the sale price of Zenith's Common Stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day; (ii) after the 30th day following the initial issuance of the Senior Notes, if, and so long as, the Senior Notes are rated by Standard & Poor's Rating Services below "BB-" (or an equivalent successor rating), or the credit rating assigned to the Senior Notes is suspended or withdrawn; (iii) if Zenith has called the Senior Notes for redemption; or (iv) upon the occurrence of certain corporate events.

If the Senior Notes were convertible into shares of Common Stock of Zenith as of the date of the filing of this Schedule 13D at the conversion rate then applicable, the following Reporting Persons would be deemed to beneficially own, as of such date, the aggregate number and percentage of the shares of Common Stock of Zenith set forth below.

                               Aggregate Amount     Percent of Class Represented
Name of Reporting Person       Beneficially Owned   by Such Amount
------------------------       ------------------   ----------------------------
Odyssey America, OdysseyRe     2,414,200            12.1%

TIG Insurance Group,           5,380,649            26.9%
TIG Holdings, Inc.

Fairfax Inc., FFHL Group Ltd.  8,687,871            43.5%

Fairfax, 810679, Sixty Two,    9,011,445            45.1%
1109519, V. Prem Watsa

                  (b) The numbers of shares of Common Stock of Zenith as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

                  (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O or P, beneficially owns, or during the last 60 days has acquired or disposed of, any shares of Common Stock of Zenith.

                  (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock of Zenith held by the Reporting Persons other than each of the Reporting Persons.

                  (e) Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  Except as described in this Schedule 13D, none of the persons named in Item 2, nor to the best knowledge of each of the Reporting Persons any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O or P, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Zenith, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                  In connection with the Transaction, each of Fairfax and Odyssey Re has entered into a lock-up agreement dated March 20, 2003 and March 18, 2003, respectively (together, the "Lock-up Agreements"). The Lock-up Agreements restrict the ability of Fairfax, OdysseyRe, and entities under the control of either of them to directly or indirectly (without the prior written consent of Banc of America Securities LLC, Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated) transfer shares of, or securities convertible into shares of, Common Stock of Zenith for the period commencing on the date of the agreement and ending 90 days following March 18, 2003; provided, however, that transfers of shares of Common Stock of Zenith may be made to entities wholly-owned by Fairfax or OdysseyRe.

                  Further, Fairfax has entered into a Proxy Agreement dated March 28, 2002 (the "Proxy Agreement") appointing John Clark (the "Trustee") as its proxy with respect to all matters for which Fairfax and all of its subsidiary corporations have the right to vote shares of Common Stock of Zenith. Under the Proxy Agreement, the Trustee shall vote such shares in the same proportion as the vote ultimately cast by all other voting shareholders. In the event that a proxy contest not supported by management occurs while the Standstill Agreement remains in effect, the Trustee shall vote as recommended by management of Zenith.

                  Fairfax has also agreed to the Standstill Amendment which extends Fairfax's covenants and agreements contained in the Original Standstill Agreement until the earlier of (i) December 31, 2006 or (ii) the date on which Stanley R. Zax is no longer the full-time President and Chairman of the Board of Directors of Zenith.

                  The descriptions in this Item 6 of the Lock-up Agreements, the Proxy Agreement, the Standstill Amendment and the Original Standstill Agreement are qualified in their entirety by reference to the Lock-up Agreements, the Proxy Agreement, the Standstill Amendment and the Original Standstill Agreement, copies of which have been filed as exhibits to this Schedule 13D.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

                  "2.5 Joint Filing Agreement dated as of March 21, 2003 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited., CRC (Bermuda) Reinsurance Limited, FFHL Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, TIG Insurance Company, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, Odyssey Reinsurance Corporation, Crum & Forster Holding Inc., United States Fire Insurance Company, and The North River Insurance Company.

                  2.6 Proxy Agreement dated March 28, 2002 of Fairfax Financial Holdings Limited.

                  2.7 Lock-up Agreement dated March 20, 2003 of Fairfax Financial Holdings Limited.

                  2.8 Lock-up Agreement dated March 18, 2003 of Odyssey Re Holdings Corp.

                  2.9 Amendment No. 1 to Standstill Agreement dated March 21, 2003 between Fairfax Financial Holdings Limited and Zenith National Insurance Corp."

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D with respect to the undersigned is true, complete and correct.

                  IN WITNESS WHEREOF, the undersigned has executed this Schedule 13D as of the 21st day of March, 2003.

                                        V. Prem Watsa



                                                   /s/ V. Prem Watsa
                                        ----------------------------------------




                                        1109519 Ontario Limited



                                        By:  /s/ V. Prem Watsa
                                             -----------------------------------
                                             Name:  V. Prem Watsa
                                             Title: President




                                        The Sixty Two Investment Company Limited



                                        By:  /s/ V. Prem Watsa
                                             -----------------------------------
                                             Name:  V. Prem Watsa
                                             Title: President




                                        810679 Ontario Limited



                                        By:  /s/ V. Prem Watsa
                                             -----------------------------------
                                             Name:  V. Prem Watsa
                                             Title: President

                                        Fairfax Financial Holdings Limited



                                        By:  /s/ Eric P. Salsberg
                                             -----------------------------------
                                             Name:  Eric P. Salsberg
                                             Title: Vice President,
                                                    Corporate Affairs




                                        CRC (Bermuda) Reinsurance Limited



                                        By:  /s/ Ronald Schokking
                                             -----------------------------------
                                             Name:  Ronald Schokking
                                             Title: Vice President




                                        FFHL Group Ltd.



                                        By:  /s/ Eric P. Salsberg
                                             -----------------------------------
                                             Name:  Eric P. Salsberg
                                             Title: Vice President




                                        Fairfax Inc.



                                        By:  /s/ Eric P. Salsberg
                                             -----------------------------------
                                             Name:  Eric P. Salsberg
                                             Title: Vice President

                                        TIG Holdings, Inc.



                                        By:  /s/ Eric P. Salsberg
                                             -----------------------------------
                                             Name:  Eric P. Salsberg
                                             Title: Vice President




                                        TIG Insurance Group



                                        By:  /s/ Scott Donovan
                                             -----------------------------------
                                             Name:  Scott Donovan
                                             Title: President




                                        TIG Insurance Company



                                        By:  /s/ Scott Donovan
                                             -----------------------------------
                                             Name:  Scott Donovan
                                             Title: President




                                        Odyssey Re Holdings Corp.



                                        By:  /s/ Donald L. Smith
                                             -----------------------------------
                                             Name:  Donald L. Smith
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Corporate Secretary

                                        Odyssey America Reinsurance Corporation



                                        By:  /s/ Donald L. Smith
                                             -----------------------------------
                                             Name:  Donald L. Smith
                                             Title: Senior Vice President




                                        Odyssey Reinsurance Corporation



                                        By:  /s/ Donald L. Smith
                                             -----------------------------------
                                             Name:  Donald L. Smith
                                             Title: Senior Vice President




                                        Crum & Forster Holding Inc.



                                        By:  /s/ Mary Jane Robertson
                                             -----------------------------------
                                             Name:  Mary Jane Robertson
                                             Title: Executive Vice President,
                                                    Treasurer & Chief Financial
                                                    Officer




                                        United States Fire Insurance Company



                                        By:  /s/ Mary Jane Robertson
                                             -----------------------------------
                                             Name:  Mary Jane Robertson
                                             Title: Executive Vice President,
                                                    Treasurer & Chief Financial
                                                    Officer

                                        The North River Insurance Company



                                        By:  /s/ Mary Jane Robertson
                                             -----------------------------------
                                             Name:  Mary Jane Robertson
                                             Title: Executive Vice President,
                                                    Treasurer & Chief Financial
                                                    Officer

                                   ANNEX INDEX

ANNEX    DESCRIPTION
-----    -----------
A        Directors and Executive Officers of 1109519 Ontario Limited

B        Directors and Executive Officers of The Sixty Two Investment Company
         Limited

C        Directors and Executive Officers of 810679 Ontario Limited

D        Directors and Executive Officers of Fairfax Financial Holdings Limited

E        Directors and Executive Officers of CRC (Bermuda) Reinsurance Limited

F        Directors and Executive Officers of FFHL Group Ltd.

G        Directors and Executive Officers of Fairfax Inc.

H        Directors and Executive Officers of TIG Holdings, Inc.

I        Directors and Executive Officers of TIG Insurance Group

J        Directors and Executive Officers of TIG Insurance Company

K        Directors and Executive Officers of Odyssey Re Holdings Corp.

L        Directors and Executive Officers of Odyssey America Reinsurance
         Corporation

M        Directors and Executive Officers of Odyssey Reinsurance Corporation

N        Directors and Executive Officers of Crum & Forster Holding Inc.

O        Directors and Executive Officers of United States Fire Insurance
         Company

P        Directors and Executive Officers of The North River Insurance Company

                                                                         ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             1109519 ONTARIO LIMITED

                  The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.


                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
V. Prem Watsa                                      Chairman and Chief Executive Officer,           Canadian
(President and Director)                           Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Eric P. Salsberg                                   Vice President, Corporate Affairs, Fairfax      Canadian
(Assistant Secretary and Director)                 Financial Holdings Limited

                                                                         ANNEX B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    THE SIXTY TWO INVESTMENT COMPANY LIMITED

                  The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
Winslow W. Bennett                                 President, Winwood Holdings Ltd.                Canadian
(Chairman)                                         505 Burrard Street
                                                   Suite 1880
                                                   Vancouver, British Columbia
                                                   V7X 1M6

V. Prem Watsa                                      Chairman and Chief Executive Officer,           Canadian
(President and Director)                           Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Eric P. Salsberg                                   Vice President, Corporate Affairs, Fairfax      Canadian
(Assistant Secretary and Director)                 Financial Holdings Limited

                                                                         ANNEX C

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             810679 ONTARIO LIMITED

                  The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
Winslow W. Bennett                                 President, Winwood Holdings Ltd.                Canadian
(Chairman)                                         505 Burrard Street
                                                   Suite 1880
                                                   Vancouver, British Columbia
                                                   V7X 1M6

V. Prem Watsa                                      Chairman and Chief Executive Officer,           Canadian
(President and Director)                           Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Eric P. Salsberg                                   Vice President, Corporate Affairs, Fairfax      Canadian
(Assistant Secretary and Director)                 Financial Holdings Limited

                                                                         ANNEX D

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       FAIRFAX FINANCIAL HOLDINGS LIMITED

                  The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
V. Prem Watsa                                      Chairman and Chief Executive Officer, Fairfax   Canadian
(Chairman and Chief Executive Officer)             Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Winslow W. Bennett                                 President, Winwood Holdings Ltd.                Canadian
(Director)                                         505 Burrard Street, Suite 1880
                                                   Vancouver, British Columbia
                                                   V7X 1M6

Robbert Hartog                                     President, Robhar Investments Ltd.              Canadian
(Director)                                         R.R. #1
                                                   Perkinsfield, Ontario  L0L 2J0

Anthony Griffiths                                  Independent Business Consultant                 Canadian
(Director)                                         Toronto, Ontario, Canada

Trevor J. Ambridge                                 Vice President and Chief                        Canadian
(Vice President and Chief Financial Officer)       Financial Officer, Fairfax
                                                   Financial Holdings Limited

Eric P. Salsberg                                   Vice President, Corporate Affairs,              Canadian
(Vice President, Corporate Affairs)                Fairfax Financial Holdings Limited

                                                                         ANNEX E

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        CRC (BERMUDA) REINSURANCE LIMITED

                  The following table sets forth certain information with respect to the directors and executive officers of CRC (Bermuda) Reinsurance Limited.

                                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                 THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF
                                                 ANY CORPORATION OR OTHER ORGANIZATION IN WHICH
NAME                                             SUCH EMPLOYMENT IS CONDUCTED                     CITIZENSHIP
----                                             ----------------------------------------------   -----------
Sam Chan                                         Vice President                                   Canadian
(Director and President)                         Fairfax Financial Holdings Limited
                                                 95 Wellington Street West, Ste. 800
                                                 Toronto, ON

Charles Collis                                   Attorney                                         British/Bermudian
(Director)                                       Conyers Dill & Pearman
                                                 Clarendon House, Church Street
                                                 Hamilton, Bermuda

Christopher Garrod                               Attorney                                         British/Bermudian
(Director)                                       Conyers Dill & Pearman
                                                 Clarendon House, Church Street
                                                 Hamilton, Bermuda

Ronald Schokking                                 Vice President, Finance                          Canadian
(Director, Vice President and Treasurer)         Fairfax Financial Holdings Limited

Bradley P. Martin                                Vice President                                   Canadian
(Vice President)                                 Fairfax Financial Holdings Limited

Eric P. Salsberg                                 Vice President, Corporate Affairs                Canadian
(Vice President)                                 Fairfax Financial Holdings Limited

                                                                         ANNEX F

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 FFHL GROUP LTD.

                  The following table sets forth certain information with respect to the directors and executive officers of FFHL Group Ltd.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
James F. Dowd                                      President and Chief Executive Officer,          United States
(Chairman)                                         Fairfax Inc.
                                                   305 Madison Avenue
                                                   Morristown, NJ  07962

Eric P. Salsberg                                   Vice President, Corporate Affairs,              Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Bradley P. Martin                                  Vice President,                                 Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited

V. Prem Watsa                                      Chairman and Chief Executive Officer,           Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited

Roland W. Jackson                                  Vice President and Director,                    United States
(Executive Vice President and Chief Financial      Fairfax Inc.
Officer)

                                                                         ANNEX G

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                  FAIRFAX INC.

                  The following table sets forth certain information with respect to the directors and executive officers of Fairfax Inc.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
Eric P. Salsberg                                   Vice President, Corporate Affairs,              Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

James F. Dowd                                      President and Chief Executive Officer,          United States
(President, Chief Executive Officer and Director)  Fairfax Inc.
                                                   305 Madison Avenue
                                                   Morristown, NJ  07962

Ronald Schokking                                   Vice President,                                 Canadian
(Vice President, Treasurer and Director)           Fairfax Financial Holdings Limited

Roland W. Jackson                                  Vice President and Director,                    United States
(Vice President and Director)                      Fairfax Inc.

                                                                         ANNEX H

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG HOLDINGS, INC.

                  The following table sets forth certain information with respect to the directors and executive officers of TIG Holdings, Inc.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
V. Prem Watsa                                      Chairman and Chief Executive Officer,           Canadian
(Chairman and Director)                            Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Trevor J. Ambridge                                 Vice President and Chief                        Canadian
(Director)                                         Financial Officer,
                                                   Fairfax Financial Holdings Limited

Michael A. Coutu                                   Chairman, TIG Insurance Company,                United States
(Director)                                         5205 North O'Connor Blvd.
                                                   Irving, Texas 75039

Dennis C. Gibbs                                    Chief Executive Officer and Director,           United States
(Chief Executive Officer and Director)             TIG Insurance Company

R. Scott Donovan                                   President and Director,                         United States
(President and Director)                           TIG Insurance Company

Michael J. Sluka                                   Senior Vice President, Chief Financial          United States
(Senior Vice President, Chief Financial Officer,   Officer, Treasurer and Director,
and Treasurer)                                     TIG Insurance Company

                                                                         ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG INSURANCE GROUP

                  The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Group.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
Michael A. Coutu                                   Chairman,                                       United States
(Chairman and Director)                            TIG Insurance Company
                                                   5205 North O'Connor Blvd.,
                                                   Irving, Texas 75039

R. Scott Donovan                                   President and Director,                         United States
(President and Director)                           TIG Insurance Company


Dennis C. Gibbs                                    Chief Executive Officer and Director,           United States
(Chief Executive Officer and Director)             TIG Insurance Company

William J. Gillett                                 Senior Vice President, General Counsel,         United States
(Senior Vice President, General Counsel,           Secretary, and Director,
Secretary, and Director)                           TIG Insurance Company

Michael J. Sluka                                   Senior Vice President, Chief Financial          United States
(Senior Vice President, Chief Financial Officer,   Officer, Treasurer and Director,
Treasurer, and Director)                           TIG Insurance Company

                                                                         ANNEX J

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              TIG INSURANCE COMPANY

                  The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
Michael A. Coutu                                   Chairman,                                       United States
(Chairman and Director)                            TIG Insurance Company
                                                   5205 North O'Connor Blvd.,
                                                   Irving, Texas 75039

R. Scott Donovan                                   President and Director,                         United States
(President and Director)                           TIG Insurance Company

Charles G. Ehrlich                                 Senior Vice President and Director,             United States
(Senior Vice President and Director)               TIG Insurance Company

Dennis C. Gibbs                                    Chief Executive Officer and Director,           United States
(Chief Executive Officer and Director)             TIG Insurance Company

William J. Gillett                                 Senior Vice President, General Counsel,         United States
(Senior Vice President, General Counsel,           Secretary, and Director,
Secretary, and Director)                           TIG Insurance Company

Robert L. Gossett                                  Senior Vice President and Director,             United States
(Senior Vice President and Director)               TIG Insurance Company

Michael J. Sluka                                   Senior Vice President, Chief Financial          United States
(Senior Vice President, Chief Financial Officer,   Officer, Treasurer and Director,
Treasurer and Director)                            TIG Insurance Company

                                                                         ANNEX K

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ODYSSEY RE HOLDINGS CORP.

                  The following table sets forth certain information with respect to the directors and executive officers of Odyssey Re Holdings Corp.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
V. Prem Watsa                                      Chairman and Chief Executive Officer, Fairfax   Canadian
(Chairman)                                         Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

James F. Dowd                                      President and Chief Executive Officer,          United States
(Vice Chairman)                                    Fairfax Inc.
                                                   305 Madison Avenue
                                                   Morristown, NJ  07962

Andrew Barnard                                     President and Chief Executive Officer,          United States
(President and Chief Executive Officer)            Odyssey Re Holdings Corp.
                                                   140 Broadway Avenue
                                                   39th Floor
                                                   New York, NY  10005

Michael G. Wacek                                   Executive Vice President,                       United States
(Executive Vice President)                         Odyssey Re Holdings Corp.

Charles D. Troiano                                 Executive Vice President and Chief Financial    United States
(Executive Vice President and Chief Financial      Officer,
Officer)                                           Odyssey Re Holdings Corp.

Anthony J. Narciso, Jr.                            Senior Vice President and Controller,           United States
(Senior Vice President and Controller)             Odyssey Re Holdings Corp.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
Donald L. Smith                                    Senior Vice President,                          United States
(Senior Vice President, General Counsel and        General Counsel and Corporate Secretary,
Corporate Secretary )                              Odyssey Re Holdings Corp.

Winslow W. Bennett                                 President, Winwood Holdings Ltd.                Canadian
(Director)                                         505 Burrard Street, Suite 1880
                                                   Vancouver, British Columbia
                                                   V7X 1M6

Anthony F. Griffiths                               Independent Consultant and Corporate Director,  Canadian
(Director)                                         95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Robbert Hartog                                     President, Robhar Investments Ltd.              Canadian
(Director)                                         R.R. #1
                                                   Perkinsfield, Ontario  L0L 2J0

Brandon W. Sweitzer                                Senior Advisor,                                 United States
(Director)                                         Marsh & McLennan Companies, Inc.
                                                   1166 Avenue of the Americas
                                                   New York, New York 10036

                                                                         ANNEX L

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                     ODYSSEY AMERICA REINSURANCE CORPORATION

                  The following table sets forth certain information with respect to the directors and executive officers of Odyssey America Reinsurance Corporation.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
Andrew A. Barnard                                  President and Chief Executive Officer,          United States
(Chief Executive Officer and Director)             Odyssey Re Holdings Corp.
                                                   140 Broadway Avenue, 39th Floor
                                                   New York, NY 10005

James F. Dowd                                      President and Chief Executive Officer,          United States
(Director)                                         Fairfax Inc.
                                                   305 Madison Avenue
                                                   Morristown, NJ   07962

Mark W. Hinkley                                    Executive Vice President,                       United States
(Executive Vice President and Director)            Odyssey America Reinsurance Corporation
                                                   300 First Stamford Place
                                                   Stamford, CT  06902

James E. Migliorini                                Senior Vice President,                          United States
(Senior Vice President and Director)               Odyssey America Reinsurance Corporation

Donald L. Smith                                    Senior Vice President, General Counsel and      United States
(Senior Vice President and General Legal Counsel   Corporate Secretary,
and Director)                                      Odyssey Re Holdings Corp.

Michael G. Wacek                                   Executive Vice President,                       United States
(President and Director)                           Odyssey Re Holdings Corp.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
Brian D. Young                                     Executive Vice President,                       United States
(Executive Vice President and Director)            Odyssey America Reinsurance Corporation

Charles D. Troiano                                 Executive Vice President and Chief Financial    United States
(Director)                                         Officer,
                                                   Odyssey Re Holdings Corp.

                                                                         ANNEX M

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                         ODYSSEY REINSURANCE CORPORATION

                  The following table sets forth certain information with respect to the directors and executive officers of Odyssey Reinsurance Corporation.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
Andrew A. Barnard                                  President and Chief Executive Officer,          United States
(Chairman and Director)                            Odyssey Re Holdings Corp.
                                                   140 Broadway Avenue, 39th Floor
                                                   New York, NY  10005

Mark W. Hinkley                                    Executive Vice President,                       United States
(Executive Vice President and Director)            Odyssey America Reinsurance Corporation
                                                   300 Stamford Place
                                                   Stamford, CT  06902

James E. Migliorini                                Senior Vice President,                          United States
(Senior Vice President and Director)               Odyssey America Reinsurance Corporation

Donald L. Smith                                    Senior Vice President, General Counsel and      United States
(Vice President, General Counsel, Corporate        Corporate Secretary,
Secretary and Director)                            Odyssey Re Holdings Corp.

Michael G. Wacek                                   Executive Vice President,                       United States
(President and Director)                           Odyssey Re Holdings Corp.

Brian D. Young                                     Executive Vice President,                       United States
(Senior Vice President and Director)               Odyssey America Reinsurance Corporation

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
Charles D. Troiano                                 Executive Vice President and Chief Financial    United States
(Director)                                         Officer,
                                                   Odyssey Re Holdings Corp.

                                                                         ANNEX N

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           CRUM & FORSTER HOLDING INC.

                  The following table sets forth certain information with respect to the directors and executive officers of Crum & Forster Holding Inc.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
Bruce A. Esselborn                                 Chairman and Chief Executive Officer,           United States
(Chairman and CEO)                                 Crum & Forster Holding Inc. and various other
                                                   insurance subsidiaries
                                                   305 Madison Avenue
                                                   Morristown, NJ  07962

Nikolas Antonopoulos                               President,                                      United States
(President and Director)                           Crum & Forster Holding Inc. and various other
                                                   insurance subsidiaries

Mary Jane Robertson                                Senior Executive Vice President and             United States
(Senior Executive Vice President, Treasurer        Treasurer, Crum & Forster Holding Inc.
and Director)                                      and various other insurance subsidiaries

Douglas M. Libby                                   President,                                      United States
(Senior Vice President and Director)               Seneca Insurance Company
                                                   160 Water Street
                                                   New York, NY   10038

                                                                         ANNEX O

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      UNITED STATES FIRE INSURANCE COMPANY

                  The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
Bruce A. Esselborn                                 Chairman and Chief Executive Officer,           United States
(Chairman, Chief Executive Officer and Director)   Crum & Forster Holding Inc. and various other
                                                   insurance subsidiaries
                                                   305 Madison Avenue
                                                   Morristown, NJ  07962

Nikolas Antonopoulos                               President,                                      United States
(President and Director)                           Crum & Forster Holding Inc. and various other
                                                   insurance subsidiaries

Mary Jane Robertson                                Senior Executive Vice President and Treasurer,  United States
(Senior Executive Vice President, Treasurer,       Crum & Forster Holding Inc. and various other
Chief Financial Officer and Director)              insurance subsidiaries

Dennis J. Hammer                                   Senior Vice President and Controller,           United States
(Senior Vice President, Controller and Director)   United States Fire Insurance Company

Douglas M. Libby                                   President,                                      United States
(Director)                                         Seneca Insurance Company
                                                   160 Water Street
                                                   New York, NY  10038


                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                  AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                  OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                              WHICH SUCH EMPLOYMENT IS CONDUCTED               CITIZENSHIP
----                                              ---------------------------------------------    -----------
Joseph F. Braunstein, Jr.                         Executive Senior Vice President of Marketing,    United States
(Executive Senior Vice President and Director)    United States Fire Insurance Company

Peter J. Daly                                     Senior Vice President of Surety,                 United States
(Senior Vice President and Director)              United States Fire Insurance Company

Paul Kush                                         Senior Vice President Claims,                    United States
(Senior Vice President and Director)              United States Fire Insurance Company

Albert B. Lewis                                   Attorney,                                        United States
(Director)                                        D'Amato & Lynch
                                                  70 Pine Street
                                                  New York, NY  10270

Gary S. Resman                                    Senior Vice President of Underwriting,           United States
(Senior Vice President and Director)              United States Fire Insurance Company

Frances A. Smith                                  Senior Vice President of Actuarial,              United States
(Senior Vice President and Director)              United States Fire Insurance Company

Donald R. Fischer                                 Senior Vice President of Underwriting            United States
(Senior Vice President and Director)              United States Fire Insurance Company

Mary J. Hughes                                    Senior Vice President of Underwriting            United States
(Senior Vice President and Director)              United States Fire Insurance Company

Marc T.A. Wolin                                   Treasurer, Chief Financial Officer and          United States
(Director)                                        Secretary
                                                  Seneca Insurance Company, Inc.
                                                  160 Water Street
                                                  New York, New York  10038

                                                                         ANNEX P

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        THE NORTH RIVER INSURANCE COMPANY

                  The following table sets forth certain information with respect to the directors and executive officers of The North River Insurance Company.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
Bruce A. Esselborn                                 Chairman and Chief Executive Officer,           United States
(Chairman and Chief Executive Officer)             Crum & Forster Holding Inc. and various other
                                                   insurance subsidiaries
                                                   305 Madison Avenue
                                                   Morristown, NJ  07962

Nikolas Antonopoulos                               President,                                      United States
(President and Director)                           Crum & Forster Holding Inc. and various other
                                                   insurance subsidiaries

Mary Jane Robertson                                Senior Executive Vice President and Treasurer,  United States
(Senior Executive Vice President, Treasurer,       Crum & Forster Holding Inc and various other
Chief Financial Officer and Director)              insurance subsidiaries

Dennis J. Hammer                                   Senior Vice President and Controller,           United States
(Senior Vice President and Controller)             United States Fire Insurance Company

                                  EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             -----------
2.5                     Joint Filing Agreement dated as of March 21, 2003
                        between, V. Prem Watsa, 1109519 Ontario Limited, The
                        Sixty Two Investment Company Limited, 810679 Ontario
                        Limited, Fairfax Financial Holdings Limited., CRC
                        (Bermuda) Reinsurance Limited, FFHL Group Ltd., Fairfax
                        Inc., TIG Holdings, Inc., TIG Insurance Group, TIG
                        Insurance Company, Odyssey Re Holdings Corp., Odyssey
                        America Reinsurance Corporation, Odyssey Reinsurance
                        Corporation, Crum & Forster Holding Inc., United States
                        Fire Insurance Company, and The North River Insurance
                        Company.

2.6                     Proxy Agreement dated March 28, 2002 of Fairfax
                        Financial Holdings Limited.

2.7                     Lock-up Agreement dated March 20, 2003 of Fairfax
                        Financial Holdings Limited.

2.8                     Lock-up Agreement dated March 18, 2003 of Odyssey Re
                        Holdings Corp.

2.9                     Amendment No. 1 to Standstill Agreement dated March 21,
                        2003 between Fairfax Financial Holdings Limited and
                        Zenith National Insurance Corp.